09040378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2008 (MM/DD/YY) AND ENDING 01/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Securities Corporation, as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / COO

Title

MINERVA GORDIAN
Notary Public, State of New York
No. 01GO5870819
Qualified in Bronx County
Commission Expires May 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMINSTER SECURITIES CORPORATION

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholder of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation (the "Company") as of January 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The Company incurred a net loss of approximately $2,100,000 during the year ended January 31, 2009 and in March 2009 elected to cease operations as a broker dealer, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
March 31, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2009

ASSETS

Cash	$ 926,337	
Securities owned, at market value	326,434	
Due from clearing broker	149,736	
Prepaid expenses and other assets	185,571	
Secured demand notes	800,000	
Property and equipment, net	153,620	
Due from employees	197,747	
Security deposits	50,828	
TOTAL ASSETS		$ 2,790,273

The accompanying notes are an integral part of this financial statement.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2009

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 32,304	
Accounts payable and accrued expenses	399,431	
Due to clearing broker	694,027	
Due to non-clearing brokers	94,080	
TOTAL LIABILITIES		$ 1,219,842
SUBORDINATED BORROWINGS		800,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 751 shares issued and outstanding	751	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	1,735,189	
Deficit	(965,509)	
TOTAL STOCKHOLDER'S EQUITY		770,431
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 2,790,273

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business

Westminster Securities Corporation (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the New York Stock Exchange ("NYSE").

The Company is a full-service brokerage firm whose activities included market making and proprietary trading, primarily of equity securities, as well as corporate finance and investment banking services to corporations and businesses. The Company is an introducing broker and cleared all transactions through two clearing organizations on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has multiple offices, the principal ones being in New York, Atlanta, St Louis and Spokane. The Spokane office was closed in December 2008. On March 9, 2009, the Company filed a full form broker dealer withdrawal ("BDW") (Note 13).

Going Concern

The Company incurred a net loss of $2,063,134 for the year ended January 31, 2009 and was unable to develop a realistic plan which would enable it to continue operations as a full service broker and dealer. Accordingly, the Company elected to file a BDW with FINRA and the SEC. In filing the BDW the Company elected to cease all securities broker and dealer activities and relinquish all licenses and registrations, under which it had operated as a securities broker and dealer. Substantially all employees are no longer employed by the Company. The Company continues to be obligated under its office lease obligations and is named as a defendant in certain litigation matters (see Note 10). The Company's sole stockholder anticipates continuing the Company's existence and pursuing other business opportunities without the broker dealer operations going forward. There is no assurance the Company will be successful in such venture.

These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - Summary of Significant Accounting Policies

Valuation of Securities Owned

Securities owned consist of common stocks and warrants, some publicly traded and other not publicly traded.

NOTE 2 - Summary of Significant Accounting Policies, continued

Securities Transactions and Revenue Recognition
All securities transactions, commission revenues and commission expense are recorded on a trade-date basis.

Investment banking fees arising from securities offerings in which the Company acts as an underwriter or agent, along with fees earned from providing financial advisory services are recognized at the time the transaction is consummated.

The Company recognized advisory fee revenue ratably over the terms of the related contracts.

Property and Equipment
Property and equipment is stated at cost. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation and amortization is provided for using straight-line method over the estimated useful lives of the related assets.

Income Taxes
Effective February 1, 2006, the Company has elected to be treated as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes, whereby the Company's earnings are included in the income tax return of the stockholders who file their separate income tax returns. The Company is subject to local corporate income taxes.

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates in the Financial Statement
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk
The Company was engaged in a broad range of activities including agency transactions for customers as well as market making and proprietary trading of primarily equity securities, corporate finance and investment banking services to corporations and businesses.

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued
Counter-parties to the Company's business activities include broker-dealers, clearing organizations, banks and other financial institutions. The Company maintains arrangements with two clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing brokers to extend credit to their customers secured by cash and securities in the customer's account.

The Company's exposure to credit risk associated with the non-performance by their customers and counter parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter parties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they might incur while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing brokers when such amounts become determinable.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the statement of financial condition. The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants as part of its investment banking activities. The Company maintains cash with major financial institutions. The Company places its cash deposits with high credit quality financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of January 31, 2009, all of the Company's cash was being held in multiple financial institutions.

New Accounting Pronouncements
In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax position being more-likely-than-not to be sustained upon examination by the taxing authorities. On December 30, 2008, the FASB

NOTE 2 - Summary of Significant Accounting Policies, continued

New Accounting Pronouncements, continued

issued Staff Position No. FIN 48-3, which deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statement that incorporates the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of February 1, 2009, but is not required to reflect that adoption in its financial statement until the issuance of its financial statement for the year ending January 31, 2010. The Company is currently evaluating the impact of adopting FIN 48.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not elected the option afforded by SFAS 159.

NOTE 3 - Adoption of Statement of Financial Accounting Standard No. 157

Effective February 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No 157, "Fair Value Measurements," for the valuation of financial assets and liabilities. SFAS 157 accomplishes the following:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements

- Requires consideration of the Company's creditworthiness when valuing liabilities, and

- Expands disclosure requirements for instruments measured at fair value.

- The Company's financial assets are categorized within the Valuation Hierarchy as follows:

NOTE 3 - Adoption of Statement of Financial Accounting Standard No. 157, continued

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, whether directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company holds various common stocks and warrants which were received as partial compensation for investment banking activities. Many of these securities are restricted or unregistered. Where practical, the Company may use the market value of similar assets as a base line and then adjust the value downward to arrive at fair values which the Company believes are realistic from its vantage point as a market participant.

Financial assets carried at Level 1 fair value	$313,379
Financial assets carried at Level 2 fair value	--
Financial assets carried at Level 3 fair value	13,055
Total Financial Assets	$326,434

Reconciliation of Level 3 financial assets:

Level 3 financial assets - February 1, 2008	$118,255
Financial assets transferred to Level 1	(38,662)
Financial assets transferred from Level 1	7,683
Financial assets received during the year	6,975
Unrealized losses	(81,196)
Level 3 Financial Assets - January 31, 2009	$ 13,055

The unrealized losses for Level 3 financial assets were reflected in the accompanying Statement of Operations.

Financial liabilities carried at Level 1 fair value	$ 32,304
Financial liabilities carried at Level 2 fair value	--
Financial liabilities carried at Level 3 fair value	--
Total Financial Liabilities	$ 32,304

NOTE 4 - Due from (to) Clearing Brokers and Clearing Agreements

The Company maintains two clearing arrangements. At January 31, 2009, amounts due from one clearing broker of $149,736 include fees, commissions and a clearing deposit. At January 31, 2009 the amounts due to the other clearing broker of $694,027 reflects a net of fees, commissions and clearing deposit against cash advances received from that clearing broker. The amounts due to the clearing broker are fully collateralized by assets held under various Secured Demand Note Agreements. The Company's clearing agreements can be cancelled in 90 days with written notice from either party. Subsequent to the Balance Sheet date, the Company submitted notice of cancellation to both clearing brokers.

NOTE 5 - Due from Employees

Due from employees includes a receivable from the Company's sole stockholder related to advances in the amount of $137,879.

NOTE 6 - Secured Demand Notes and Subordinated Borrowings

At January 31, 2009, the Company had $ 800,000 of subordinated borrowings which are collateralized by secured demand notes with underlying security of cash of approximately $845,000. These subordinated borrowings and secured demand notes are approved by FINRA. The subordinated borrowings are payable to the sole stockholder and a broker of the Company. These notes bear interest at 6% per annum and are due as follows; $200,000 due on May 1, 2010, $400,000 on July 15, 2010, and $200,000 due on April 15, 2010.

These subordinated loans have automatic renewal clauses to extend the maturity dates for additional one-year periods. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the greater of the face amount or the ending monthly balance of the collateral for the secured demand notes. At January 31, 2009, accrued interest on these borrowings was $14,219 and is included in accounts payable and accrued expenses in accompanying statement of financial condition.

The secured demand notes were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1"). The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

During the year ended January 31, 2009 the Company's sole stockholder contributed to capital $1,300,000 of subordinated notes payable to him.

NOTE 7 - Securities Owned and Sold, Not Yet Purchased, at Market Value

Securities owned and sold, not yet purchased at January 31, 2009, consist of trading and investment securities, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$326,434	$32,304

NOTE 8 - Property and Equipment

Property and equipment at January 31, 2009 consisted of the following:

	Amount	Estimated Useful Lives
Computer and office equipment	$526,115	3-5 years
Furniture and fixtures	117,068	7 years
Computer software	40,345	3 years
Leasehold improvements	123,885	Life of lease
	807,413	
Less: accumulated depreciation and amortization	(653,793)	
Property and Equipment, Net	$153,620	

Depreciation and amortization expense for the year ended January 31, 2009 was $24,000.

NOTE 9 - Income Taxes

The provision for income taxes for the year ended January 31, 2009 consists of current income taxes and includes the following:

Current:	
Local benefit	$(27,772)

NOTE 9 - Income Taxes, continued

At January 31, 2009, the Company has net operating loss carryovers for New York City ("NYC") purposes of approximately $2 million which are available to offset future NYC income and which expire in 2029.

The Company's deferred tax assets consist of the following:

Deferred Tax Assets:	
Net operating loss carryforwards	$178,000
Valuation Allowance	(178,000)
Net Deferred Tax Asset:	$ --

The Company believes that uncertainty exists with respect to the future realization of the net deferred tax assets and has established a valuation allowance for the full amount as of January 31, 2009. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company's deferred income tax assets satisfy the realization standard under Statement of Financial Accounting Standard 109 ("SFAS 109"), the valuation allowance will be reduced accordingly.

NOTE 10 - Commitments and Contingencies

Lease Commitments

The Company has a non-cancelable lease for its New York corporate office, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. Another securities broker and dealer has agreed to reimburse the Company for certain future rent expenses for the New York, Atlanta and St Louis offices, where it will conduct business as a securities broker and dealer. Additionally, the Company has a 65 month non-cancelable lease for its Atlanta office, which expires in 2013. Rent expense under these leases for the year ended January 31, 2009 was approximately $400,000. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2009 are as follows:

NOTE 10 - Commitments and Contingencies, continued

Lease Commitments, continued

For the Year Ending January 31,	Amount
2010	$ 392,285
2011	395,099
2012	304,633
Thereafter	30,104
Total	$1,122,121

Letter of Credit
In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit which was reduced to $38,183 in December 2007 and the collateralizing certificate of deposit was reduced to $38,183 in August 2008. The certificate of deposit is included as a security deposit in the accompanying statement of financial condition.

Legal Matters
The Company is named, along with numerous other defendants in a lawsuit which includes charges of violations of Securities Laws and other charges. The Company's move to dismiss the claims was granted, in part and denied in part. The plaintiff has filed an amended complaint and the Company has moved to dismiss that complaint. The court has not yet ruled on this motion. The plaintiff has not specified an amount of damages it seeks from the Company, but seeks an aggregate amount from all named defendants. Therefore, the Company cannot reasonably estimate its range of loss with respect to such matter. However, an unfavorable outcome against the Company could have material adverse consequences to the Company's financial condition. The Company believes that the claims against it are without merit and is vigorously defending such matter.

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of all claims presently pending would not have a material adverse effect on the financial condition of the Company.

In May 2008, the Company received settlement of an arbitration award which is included in investment banking fees in the Company's Statement of Operations. The award consisted of $621,541 cash and warrants exercisable for 87,083 shares of freely-traded common stock. The Company exercised such warrants on a cashless basis and received 47,617 shares of common stock which was then immediately sold for proceeds of $730,921.

NOTE 11 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may defer part of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company is not required to match any employee contributions, but may do so at its discretion. There was no matching contribution by the Company for the year ended January 31, 2009.

NOTE 12 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2009, the Company's net capital amounted to $756,441 which was $ 502,441 in excess of its required net capital of $254,000. The Company's aggregate indebtedness to net capital ratio was 2.23 to 1 at January 31, 2009.

NOTE 13 - Subsequent Events

The Company had a net loss of approximately $2,100,000 during the fiscal year ended January 31, 2009. Management of the Company was unable to develop a realistic plan which would enable it to continue operations as a full service broker and dealer. Accordingly, on March 9, 2009 the Company elected to file a "BDW" with FINRA and the SEC. In filing the BDW the Company elected to cease all securities broker and dealer activities and relinquish all licenses and registrations, under which it had operated as a securities broker and dealer. The Company was in discussions with its customers regarding transfer of their accounts. The SEC has sixty days in which to review and respond to this filing. Unless a letter of approval is received sooner, the withdrawal will become effective on May 8, 2009. Until such time, the only permitted securities related activities are for the liquidation of customer accounts. Another securities broker and dealer has agreed to reimburse the Company for certain future rent expenses for the New York, Atlanta and St Louis offices, where it will conduct business as a securities broker and dealer. The Company's sole stockholder anticipates continuing the Company's existence and pursuing other business opportunities without the broker dealer operations going forward. There is no assurance that the Company will be successful in such venture.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2009